NIESAR WHYTE & VESTAL LLP
ATTORNEYS AT LAW

90 NEW MONTGOMERY STREET  9TH FLOOR
SAN FRANCISCO, CALIFORNIA 94105
TELEPHONE (415) 882-5300
FACSIMILE (415) 882-5400
www.nwvlaw.com
File No. 3668
September 29, 2009

Anne Nguyen Parker
Norman Gholson
Karl Hiller
Craig Arakawa
Ronald Winfrey
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          AsherXino Corporation
Form 10 Filed July 31, 2009
Form D Filed July 15, 2009
File No. 0-10965

Dear Ladies and Gentlemen:

On July 31, 2009 AsherXino Corporation (the “Company”) filed a Registration Statement on Form 10.  By letter dated August 31, 2009, the Company received comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Form 10, as well as to the Form D filed by the Company on July 15, 2009.  Accordingly, on behalf of the Company, we are filing Amendment No. 1 to the Form 10 (the “Amendment”) concurrently with the filing of this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments, as discussed below.  For your convenience, we have reproduced below each of the comments contained in the Staff’s letter of August 31, 2009 in italicized text before each of our responses.  We will also provide you with three printed copies of the Amendment marked to show changes as soon as possible.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, the Company hereby requests that the engineering items provided supplementally to Ronald Winfrey, the Commission’s Petroleum Engineer, be returned.  In accordance with this rule, the Company has provided this supplemental information in hard copy only to Mr. Winfrey and has not submitted this information to the Commission electronically via EDGAR.  In addition, confidential treatment of such supplemental information provided to Mr. Winfrey is being requested pursuant to Rule 83 (17 CFR 200.83).

Form 10 Filed July 31, 2009
General
1.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.  For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere.

Response:  Your comment has been addressed in this response letter and the Amendment.

2.
The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Please revise the statement on pages 4 and 18 that “Once this Form 10 is declared effective...” accordingly (emphasis added). In addition, upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

Response:  We have revised pages 4 and 19 of the Amendment in accordance with your comment.

3.	Please provide updated disclosure with each amendment.

Response:  We have updated disclosure relating to the Company’s operational and financing plans on pages 2-4 and in Management’s Discussion and Analysis of Financial Condition and Results of Operation on pages 12-13.

4.	We note your disclosure of the “going concern” issue in the Notes to the Financial Statements. Please add disclosure to the forepart of the document addressing the “going concern” issue.

Response:  We have added disclosure of the “going concern” issue to Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 12.

5.
We note your discussion, found in Note 8 to the Financial Statements for the year ended December 31, 2008, of the recent amendments to your Certificate of Incorporation increasing the number of authorized shares of common stock and authorizing a 1.5-for-1 stock split. Please explain to us whether shareholder approval was required for these actions, and if so, how and when it was obtained.

Response:  Shareholder approval was required for these actions and was obtained (i) by Action by Written Consent of the Shareholders dated March 15, 2009 (signed by the holders of a majority of the outstanding shares of common stock of the Company) for the increase in the number of authorized shares of common stock, and (ii) by Action by Written Consent of the Shareholders dated June 18, 2009 (signed by the holders of a majority of the outstanding shares of common stock of the Company) for the 1.5-for-1 stock split.

General Cautionary Statement, page 2
6.
The safe harbor provisions of the PSLRA is available only to an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.   See Section 12E of the Exchange Act.  Given that registration of your securities was revoked pursuant to Section 12(j) in April 2009, please remove the statements that the PSLRA safe harbors are available to you.

Response:  We have amended the General Cautionary Statement on page 2 in accordance with your comment to eliminate any claim that the “safe harbor” provisions are available to the Company.

Business, page 3
7.
We note your disclosure explaining that in conjunction with your purchase of the Asher Assets, you assumed certain obligations, which you characterized as liabilities, including a $12.5 million payable to the Nigerian government, a $10 million farm-in fee, and costs of implementing a 3D seismic program ranging from $8 million to $15 million.

Please modify your disclosure under this heading and Note 1 to your interim financial statements as necessary to clarify the extent to which you believe these meet the definition of liabilities as defined in paragraphs 35 through 40 of CON 6. Please include details sufficient to understand the absence of any accounting as of June 30, 2009.

Please also submit a detailed reference to specific language within the Asset Purchase Agreement at Exhibit 10.1 which you relied upon in characterizing these amounts as either liabilities or commitments necessary to earn or maintain your interests.

Response: Pursuant to Section 2.1 of the Asset Purchase Agreement, the Company acquired the “Interest”, defined in the Recitals essentially as the rights to OPL 2012 provided by the Memorandum of Agreement, the Farm In Agreement and the proposed Production Sharing Contract.  In accordance with these agreements, the rights to OPL 2012 are subject to certain payment obligations (i.e. payment of signature bonus, farm-in fee, etc.) which, if not fulfilled, could cause the rights to be withdrawn.  In other words, there are minimum spending requirements to participate.  We agree that these various payment obligations are more properly characterized as commitments rather than liabilities.  These commitments do not meet the definition of a liability as defined in CON 6, which is why they do not appear on the Company’s balance sheet as of June 30, 2009.  We have accordingly deleted the reference to “liabilities” on page 2 and recharacterized the description of the payment obligations.

Risk Factors
Compliance with Sarbanes-Oxley Act of 2002, page 11
8.
We note your statement that “Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal controls, and attestations of the effectiveness of our internal controls by our independent registered public accounting firm. Unless the SEC grants another extension, we will be required to provide our first management review and auditor attestation report in our SEC annual report for the fiscal year ending December 31, 2010.” With regard to the management review, we direct your attention to Item 308T of Regulation S-K, and specifically to Instruction 1 to that Item. Because you were required to file an annual report for the fiscal year ended December 31, 2008 (and you were not deregistered until April 30, 2009, which was after the due date for that annual report), you will need to comply with Item 308T and provide management's annual report on internal control over financial reporting in your annual report for the fiscal year ending December 31, 2009. Please revise your disclosure accordingly.

Response:  We have revised the “Compliance with Sarbanes-Oxley Act of 2002” risk factor on page 11 in accordance with your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
9.
Please expand your discussion of “the Company's obligations related to OPL 2012 over the next year” for which you anticipate getting sufficient funding. Disclose the nature of the obligations and funding and quantify amount of funds needed to satisfy those obligations. In this regard, disclose whether you have paid or will pay the signature bonus of $12,500,000 immediately payable to the Nigerian government that you have assumed in connection with OPL 2012. Finally, please expand the risk factor on page 7 regarding financing to also quantify the signature bonus and farm-in fee that you are required to pay, as well as the amount of financing you will need to exploit OPL 1021 and acquire additional interests in oil blocks.

Response:  We have revised Management’s Discussion and Analysis of Financial Condition on page 12-13 and the risk factor regarding financing on page 7 in accordance with your comment.

Properties, page 12
10.	Please provide a scale, in miles or kilometers, to correspond with Diagram 1.

Response:  We have revised Diagram 1 on page 15 in accordance with your comment.

Disclosure of Reserves, page 15
11.	Please file the consent of Bayphase Limited with respect to their audit report.

Response:  We did not include the consent of Bayphase Limited in reliance on Item 601 of Regulation S-K which does not require consents of experts and counsel for Form 10.   Nevertheless in accordance with your comment we have attached the consent of Bayphase Limited as Exhibit 23 to the Amendment.

Properties, page 16
12.
Given that you are claiming proved oil and gas reserves for the OPL 2012 property, if you are able to show how your estimates are consistent with the reserve definitions in Rule 4-10(a) of Regulation S-X, we expect that you will need to provide the disclosures required by paragraphs 10 through 34 of SFAS 69. Please include information about your reserves and the standardized measure in your interim financial statements. Subsequent reporting in your annual reports should include estimates as of the end of your fiscal year.

Response:  In response to your comment we have removed the references to proved reserves on pages 9 and 17 of the Amendment.

Directors and Executive Officers, page 17
13.
Please revise your biographical sketches to include all of the information required by Item 401 of Regulation S-K.  For example, add disclosure as to Mr. Odunuga's principal occupation and employment from August 2007 through the present.

Response:  We have revised the biographical sketches of Bayo Odunuga and Patrick Okorodudu on pages 18-19 in accordance with your comment.

Executive Compensation, page 18
14.
You state that “None of the current officers or directors has received any compensation or remuneration, except for stock issued to them, to date from the Company for serving in these positions.” Please tell us whether the stock issued to the current officers and directors was issued as compensation for serving in those positions. Please provide us with an analysis as to whether you are required to disclose the information required by Item 402 of Regulation S-K.

Response:  None of the stock issued to Bayo Odunuga and Patrick Okorodudu was issued as compensation for their services as officers and directors of the Company; instead, this stock was issued to them as payment for the oil assets sold by them to the Company pursuant to the Asset Purchase Agreement.  None of the stock issued to Michael Hinton was issued as compensation for his services as officer and director in the Company’s last two completed fiscal years.  We have revised Item 6 “Executive Compensation” to clarify that none of the officers and directors received compensation in the last two fiscal years of the Company and therefore no disclosure is required under Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 18
15.
We note your statement that “The President of the Company was indebted to the Company in the amount of $10,664 at December 31, 2008.” Please explain the current status of this loan from the company to the President. Also, please present us with your analysis as to whether this loan is permissible under Section 13(k) of the Exchange Act, which generally prohibits personal loans to executive officers.

Response:  The indebtedness of $10,664 at December 31, 2008 represents an overpayment on the loan from the President to the Company, an oversight that was corrected in 2009.  It was not intended to be a loan from the Company to the President, but rather a reimbursement of the President for monies previously advanced by him on behalf of the Company.  There was therefore no violation of Section 13(k).  We have revised Item 7 “Certain Relationships and Related Transactions, and Director Independence” on page 19 to clarify the transactions between the President and the Company in response to your comment.

Recent Sales of Unregistered Securities, page 19
16.	Please revise to include all of the information required by Item 701 of Regulation S-K.

Response:  We have revised Item 10 “Recent Sales of Unregistered Securities” on page 20 in accordance with your comment.

Annual Financial Statements
Note 1 – Historical Business Operations and Significant Accounting Policies, Page F-8
Revenue Recognition, page F-8
17.	Please modify your policy note as necessary to clarify what you mean by stating that you recognize revenue when the gain is complete.

Response:  We have revised the policy note on page F-8 in accordance with your comment.

Interim Financial Statements
Note 8 – Change of Control, page F-17
18.
We note that you have reported an oil and gas asset for the Oil Prospecting License (OPL) 2012 of $53,750 on your June 30, 2009 balance sheet and see that you describe this value as being determined based on the “cumulative cost incurred in acquiring the asset.” Please address the following points.

•
Tell us whether such cost represents the historical costs of the former owners of the license prior to the transaction, or incremental acquisition costs incurred by AsherXino to complete the purchase of the license from them.

Response:  The cost represents the historical costs of the former owners of the license prior to the transaction.

•
Given that you issued 105 million shares to acquire the license, and according to your disclosures on page 2, incurred significant liabilities, explain why these other elements are not reflected in your valuation. Please be sure to explain your view on the applicability of guidance in paragraph 7 of SFAS 123(R). If you believe the value presently assigned to the license represents fair value, describe the analysis that you performed in supporting this position.

Response:  As stated in our response to your comments in number 7 above, the commitments do not meet the definition of a liability, and therefore there were no liabilities assumed.  We have deleted the references to “liabilities” on page 2.  The oil and gas asset represents a right to participate in the exploration and exploitation of certain acreage off the coast of Nigeria. The acquisition of this right occurred during 2009 at no cost to the former owners, other than their incidental costs incurred to acquire the asset. At the time the asset was transferred, the Company was a shell company with no operations whose securities had been deregistered. The Company’s management believes that the costs incurred by the former owners in acquiring the asset, just prior to transferring the asset to the Company, were more reliably measureable than the fair value of the equity instruments issued by the Company to acquire the asset.

•
Submit a schedule showing the extent of ownership in AsherXino held by each of the prior owners of the license before and after this transaction; also showing their relative interests in the license before the exchange.

Response:
Prior owners of the license	Ownership in AsherXino pre-transaction	Ownership in AsherXino post-transaction	Interest in license pre-transaction
Bayo Odunuga	0%	31%	50%
Patrick Okorodudu	0%	31%	50%

•	If any of your accounting is based on the notion of common control, explain how your view compares to the guidance in E1TF 02-5.

Response: Prior to the transaction, the former owners did not own any interest in the Company, therefore the notion of common control was not considered.

19.
Please expand your disclosure to include the salient terms of your Asset Purchase Agreement, plus any other conditions that pertain to or alter your economic interest in the license. For example, amounts payable should be quantified, the dates that such amounts are due should be specified.  If there are conditions or events upon which payments are contingent, these should be clearly described, along with your expectations of the timing of their occurrence, also indicating the extent to which such matters are within your control. Please also describe any repercussions or consequences that may ensue if you are unable to perform according to these terms, such as penalties or forfeiture. Please be sure to address the signature bonus payable to the Nigerian government, farm-in arrangement, and seismic program; also the discovery bonus and royalties mentioned on page 3.

Response: We have revised Note 8 on page F-17 in accordance with your comment.

Form D Filed July 15, 2009
15. Sales Commissions & Finders’ Fees Expenses
20.	You have indicated that finders' fees are estimated to be $767. However, your Clarification of Response states “Finders’ fees of 1,500,000.” Please clarify.

Response: The word “shares” was inadvertently left out of the Clarification of Response, which should have stated, “Finders’ fees of 1,500,000 shares.”  We filed an amendment to the Form D on September 14, 2009 to correct this error.

Engineering Comments
Form 10 Filed July 31, 2009
Business, page 3
21.
We note your statement, “To date, part of OPL 2012 is in the exploitation phase; the remainder of the block is still under exploration and development.  Once hydrocarbons are discovered, the first $10,000,000 of revenue generated from the sale of hydrocarbons produced from the property will be paid to Sigmund Oilfield Limited as a ‘Discovery Bonus’’’.  If hydrocarbons are not yet discovered, your claim to proved reserves (on page 15) is not justified.  Please amend your document to remove this inconsistency.

Response: In response to your comment we have removed the references to proved reserves on pages 9 and 17 of the Amendment.

22.
We note your statement, “Once the signature bonus of $12,500,000 is paid to the Nigerian government, the Company will be in a position to negotiate with the owner of the adjacent block, Eni Agip Nigeria Limited ("Eni/Agip"), to receive unitization revenue from Eni/Agip...The Company anticipates that it will begin to receive unitization revenue from Eni/Agip within a year.” Please expand your discussion to explain the basis for your expectation that you will be able to pay the signature bonuses given the “substantial doubt about the Company's ability to continue as a going concern” in note 3 to your financial statements and that you have had only “preliminary discussions with banks and investors.”

Response:  We have revised the discussion on pages 2 and 3 and Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 12 in accordance with your comment.

23.
In this regard, provide the basis also for your statement that you will “begin to receive unitization revenue from ENI/ABGIP within a year” given the substantial doubt cited in the previous paragraph and the fact that you will need to fund $387.5 million of development costs.

Response: We have revised the discussion of unitization revenue on pages 3, 4 and 12 in response to your comment.

Financial Information, page 12
24.
Provide a more fulsome discussion of your plan operations. Please address, in reasonable detail, the timing, amounts and sources of funding for the steps that you must take to develop your property. These include the liabilities that you assumed associated with OPL 2012 and the $387.5 million in development costs that you cite on page 3. Address the implications if you are unable to fund each of these items.

Response: We have revised Management’s Discussion and Analysis of Financial Condition on pages 12 and 13 in accordance with your comment.

Properties, page 12
Description of OPL 2012, page 12
25.
We note your statement, “These drilling campaigns proved successful although none of the wells drilled into the oil generating window.”  Please expand this to discuss your criteria for successful drilling campaigns.

Response: We have deleted the reference to “drilling campaigns proved successful” and revised the discussion on page 14 in response to your comment.

26.
Without technical evidence, your statement “It is therefore anticipated that the deeper untested sedimentary sequences will hold greater exploration potentials for the area.” is speculative in nature. Please provide to us supporting geologic and engineering data for this disclosure or delete it. Please direct these engineering items to:

Ronald M. Winfrey
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628

Response: We have revised the discussion on page 14 in response to your comment.  The supplemental engineering items are being furnished to Mr. Winfrey under cover of separate letter.

Description of OPL 2012, page 13
27.
Please balance your statement, “The presence of at least fifteen commercial oil fields in adjacent blocks makes the prospectivity of OPL 2012 extremely high. Total reserves in currently producing fields in adjacent blocks approach one billion barrels of oil” with the facts that you have no entitlement to any of these other fields and the locality of your property does not assure it will experience similar recoveries.

Response: We have revised the discussion on page 14 in response to your comment.

28.	We note your statements:
•	Production averages 11,500 BOPD;
•	Production commenced in 1989 and has averaged 7,500 BOPD;
•	Addax Petroleum's OML 137 (formerly OPL 225) (Shokoloko field) from which OPL 2012 was carved flowed 6,125 BOPD at test.
Please expand these to include the date(s) to which these production rates apply.

Response: We have revised the discussion of production rates on page 14 in response to your comment.

29.	Please add the applicable length/distance scale to your map at Diagram 1: OPL 2012.

Response: We have revised Diagram 1 on page 15 in accordance with your comment.

30.
Please furnish to us technical support for your statement, “Agbara field in nearby Eni/Agip's OML 116 (formerly OPL 472) has been found to extend significantly into block OPL 2012...About 30% of OML 116's proven reserves of 240 million barrels of oil extend into OPL 2012.” Please direct these engineering items to the same address as above.

Response:  The supplemental engineering items are being furnished to Mr. Winfrey under cover of separate letter.

Description of OPL 2012, page 14
31.	Please expand your statement, “These seismic data show good reflection quality down to five seconds of two way travel time.” to include a conversion from two way travel time to depth.

Response: We have revised the discussion on page 16 in accordance with your comment.

32.
We note your statement, “Seismic structural review also shows the OPL 2012 block to be dissected by several synthetic and antithetic faults, some of which are associated with structural closures that could be potential prospects for hydrocarbon accumulations... The reservoir qualities of OPL 2012 are expected to be very good.   Shokoloko-1 in Addax Petroleum's former OPL 225 (now OML 137) tested 110 feet of net oil sands. The well also flowed 6,125 BOPD on test, yielding 43.8 degree API crude oil.” Please balance this with the facts that you have entitlement only to OPL 2012, the locality of your property does not assure it will experience recoveries similar to its neighboring fields and geologic structure alone is insufficient for hydrocarbon deposits. Also, clarify what you mean by “reservoir qualities.”

Response: We have revised the discussion on pages 14 and 17 in response to your comment.

Disclosure of Reserves, page 15
33.
You present “Summary of Oil and Gas Reserves as of April 2009 Based on Average Fiscal Year Prices”. Proved reserves disclosed in documents filed with the Commission must be estimated with oil and gas prices in effect on the last day of the period of interest. Also note that Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves in general may be attributed only to locations offsetting productive units (wells) as further described in our next comment below. Please amend your document to disclose proved reserves that comply with these requirements and include the effective date of the estimate. You may refer to Rule 4-10(a)(2)(3)(4) of Regulation S-X or our office for guidance.

Response: In response to your comment we have removed the references to proved reserves on pages 9 and 17 of the Amendment.

34.
Upon the estimation of your proved reserves pursuant to Rule 4-10, please furnish to us the petroleum engineering reports - in hard copy and electronic format - used as the basis for your proved reserve disclosures. The report should include:

a)	Conventional one-line recaps and income forecast schedules for each well or projected location in the OPL 2012;
b)	Total company summary income forecast schedule for these disclosed reserves;
c)
Narratives and engineering exhibits (e.g. maps with anticipated locations, performance plots, volumetric calculations, analogy well performance) for each location/well's proved reserves with capital costs and projected dates of first production. Address the extent to which you used seismic analysis to determine reservoir productivity and volume.  Identify the gas market to which you will sell the disclosed proved gas reserves.

d)
Support for proved undeveloped oil and gas reserves you may have assigned to locations that are not adjacent to productive wells. As referenced above, Rule 4-10(a)(4) of Regulation S-X provides that PUD reserves may be attributed to locations that are not adjacent to productive units only “where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” Please direct these engineering items to the same address as above.

  Response: Because we no longer have proved reserve disclosures in the Amendment (see pages 9 and 17), this comment is no longer applicable.

35.	Please clarify the reserve volume units to disclose if “mbbl” is million barrels and “bcf” is billion cubic feet.

Response: Because we no longer have proved reserve disclosures in the Amendment (see pages 9 and 17), this comment is no longer applicable.

Sensitivity of Reserves to Prices by Principal Product Type and Price Scenario, page 16
36.	Please expand/clarify your table so that the meaning of “$4.75b” and “$6.91b” under the heading “Barrel of Oil Equivalent BOE (mbbls)” is clear.

Response: Because we no longer have proved reserve disclosures in the Amendment (see pages 9 and 17), this comment is no longer applicable.

Closing Comments
Attached to this letter is a statement from the Company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the responses to the Staff’s comment letter dated August 31, 2009 or the Amendment to June Lin or the undersigned at (415) 882-5300, or by fax at (415) 882-5400.

Very truly yours,
/s/ Gerald V. Niesar
Gerald V. Niesar

cc:  Bayo Odunuga, Chief Executive Officer, AsherXino Corporation

Statement of Company

On behalf of AsherXino Corporation (the “Company”), I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its public filings, that staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bayo Odunuga

Bayo Odunuga
Chief Executive Officer
AsherXino Corporation